cm

09056306

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Farragut Capital LLC

SEC Mail Processing Section

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 N McKinley Rd Ste 200 — FEB 27 2009

(No. and Street)

Lake Forest (City) — IL (State) — 60045-1850 (Zip Code)

Washington, DC 103

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce J. Hayner — (847) 615-9541 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scarpati & Associates LLP

(Name – *if individual, state last, first, middle name*)

350 Fifth Ave Ste 2800 (Address) — New York (City) — NY (State) — 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FJ 3/24

OATH OR AFFIRMATION

I, Bruce J. Hayner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farragut Capital LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Operating Officer

Title

MONICA M SENDEF
MY COMMISSION EXPIRES
SEPTEMBER 23, 2012

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FARRAGUT CAPITAL LLC

Financial Statements

December 31, 2008 and 2007

(With Independent Auditor's Report Thereon)

Contents

SCARPATI & ASSOCIATES, LLP
Certified Public Accountants

The Empire State Building
350 Fifth Avenue, Suite 2800
New York, New York 10118
Tel: 212-714-2727
Fax: 212-714-1472

Independent Auditor's Report

The Members
Farragut Capital LLC:

We have audited the accompanying balance sheets of Farragut Capital LLC (the Company) as of December 31, 2008 and 2007, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farragut Capital LLC as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scarpati & Associates, LLP

New York, New York
February 24, 2009

Farragut Capital LLC

Balance Sheets

December 31, 2008 and 2007

Assets

	2008	2007
Cash and cash equivalents	$ 129,208	$ 153,297
Accounts receivable	453,793	73,417
Prepaid expenses	28,229	24,938
Deferred fees	112,500	562,500
Computer equipment, net of accumulated depreciation of $12,175 and $4,450 in 2008 and 2007, respectively	39,452	27,245
Total assets	$ 763,182	$ 841,397

Liabilities and Members' Equity

	2008	2007
Liabilities:		
Accounts payable & accrued expenses	$ 44,940	$ 106,739
Payroll taxes	2,657	751
Taxes payable	23,164	25,639
Deferred rent payable	898	3,895
Total liabilities	71,659	137,024
Members' equity	691,523	704,373
Total liabilities and members' equity	$ 763,182	$ 841,397

The accompanying notes are an integral part of these financial statements.